Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings (Loss):
Earnings (Loss) before income taxes	$143	$(389)	$(373)	$(1,154)

Add: Total fixed charges (per below)	447	424	1,337	1,222

Less: Interest capitalized	7	11	25	32

Total earnings (loss) before income taxes	$583	$24	$939	$36

Fixed charges:
Interest	$192	$170	$585	$493

Portion of rental expense representative of the interest factor	238	219	698	650

Amortization of debt expense	17	35	54	79

Total fixed charges	$447	$424	$1,337	$1,222

Ratio of earnings to fixed charges	1.30	—	—	—

Coverage deficiency	—	$400	$398	$1,186